Exhibit 12.1
US AIRWAYS GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)

	Six-Months Ended
	June 30,	Years ended December 31,
	2006	2005	2004	2003	2002	2001

Income (Loss) before income taxes and cumulative effect of change in accounting principle	$375	$(335)	$(89)	$57	$(215)	$(324)

Add:
Interest expense	147	147	80	80	72	27
Interest factor portion of rentals	207	203	140	136	136	152

	354	350	220	216	208	179

Earnings (Losses) before income taxes and fixed charges	$729	$15	$131	$273	$(7)	$(145)

Computation of fixed charges:
Interest expense	$147	$147	$80	$80	$72	$27
Interest factor portion of rentals	207	203	140	136	136	152
Capitalized Interest	1	3	2	2	3	13

Fixed Charges	$355	$353	$222	$218	$211	$192

Ratio of earnings to fixed charges	2.05	N/A	N/A	1.26	N/A	N/A

Earnings insufficient to cover fixed charges	N/A	$338	$91	N/A	$218	$337